Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Enviva Partners, LP:

We consent to the incorporation by reference in the registration statement (No. 333‑203756) on Form S‑8 and registration statement (No. 333‑211136) on Form S‑3, as amended by Form S‑3/A, of Enviva Partners, LP and subsidiaries of our report dated February 22, 2018, with respect to the consolidated balance sheets of Enviva Partners, LP and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in partners’ capital, and cash flows for each of the years in the years in the three-year period ended December 31, 2017,  and the related notes (collectively, the “consolidated financial statements”), which report appears in the December 31, 2017 annual report on Form 10-K of Enviva Partners, LP.

(signed) KPMG LLP

McLean, Virginia

February 22, 2018